November 17, 2009

Re:
Cloud Peak Energy Inc.
Registration Statement on Form S-1
Registration File No. 333-161293

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the "Act"), we, as representatives of the several Underwriters, hereby join in the request of Cloud Peak Energy Inc. (the "Company") for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on November 19, 2009, or as soon thereafter as practicable.

        Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated November 9, 2009:

  (i)
  Dates of distribution: November 9, 2009 through the date hereof

  (ii)
  Number of prospective underwriters to whom the preliminary prospectus was furnished: 16

  (iii)
  Number of preliminary prospectuses furnished to investors: approximately 12,990

  (iv)
  Number of prospectuses distributed to others, including the Company, the Company's counsel, independent accountants, and underwriters' counsel: approximately 485

        We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC MORGAN STANLEY & CO. INCORPORATED RBC CAPITAL MARKETS CORPORATION
Acting severally on behalf of themselves and the several Underwriters
CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ DAVIDE SALA Name: Davide Sala Title: Director
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ CARL-JOHAN NORDBERG Name: Carl-Johan Nordberg Title: Vice President
RBC CAPITAL MARKETS CORPORATION
By:	/s/ LANCE TUPPER Name: Lance Tupper Title: Managing Director